FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 19, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓   Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2024 Fourth Quarter and Annual Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2024 Fourth Quarter and Annual Results

The financial and operational information contained in this press release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free Cash Flow, Net cash / debt and Operating working capital days. See exhibit I for more details on these alternative performance measures.

Luxembourg, February 19, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) today announced its results for the fourth quarter and year ended December 31, 2024 in comparison with its results for the fourth quarter and year ended December 31, 2023.

Summary of 2024 Fourth Quarter Results

(Comparison with third quarter of 2024 and fourth quarter of 2023)

	4Q 2024	3Q 2024		4Q 2023
Net sales ($ million)	2,845	2,915	(2%)	3,415	(17%)
Operating income ($ million)	558	537	4%	819	(32%)
Net income ($ million)	519	459	13%	1,146	(55%)
Shareholders’ net income ($ million)	516	448	15%	1,129	(54%)
Earnings per ADS ($)	0.94	0.81	16%	1.92	(51%)
Earnings per share ($)	0.47	0.40	16%	0.96	(51%)
EBITDA* ($ million)	726	688	6%	975	(26%)
EBITDA margin (% of net sales)	25.5%	23.6%		28.6%

*EBITDA in fourth quarter of 2024 includes a $67 million gain from the partial reversal of a provision for the ongoing litigation related to the acquisition of a participation in Usiminas. If this charge was not included EBITDA would have amounted to $659 million, or 23.2% of sales

Net sales in the fourth quarter were more resilient than expected as we were able to reduce inventories and advance some shipments in the Middle East and Turkey, despite lower demand in Mexico, Argentina and Saudi Arabia. Our EBITDA declined 4% on a comparable basis with the margin supported by a favorable product mix which offset the effect of residual price declines in North America. Net income increased due to the partial reversal of the provision made in the second quarter for the ongoing litigation related to the acquisition of a participation in Usiminas jointly with our associate company, Ternium.

During the quarter, our free cash flow amounted to $310 million and, after spending $299 million on dividends and $454 million on share buybacks, our net cash position declined to $3.6 billion at December 31, 2024.

Summary of 2024 Annual Results

	12M 2024	12M 2023	Increase/(Decrease)
Net sales ($ million)	12,524	14,869	(16%)
Operating income ($ million)	2,419	4,316	(44%)
Net income ($ million)	2,077	3,958	(48%)
Shareholders’ net income ($ million)	2,036	3,918	(48%)
Earnings per ADS ($)	3.61	6.65	(46%)
Earnings per share ($)	1.81	3.32	(45%)
EBITDA* ($ million)	3,052	4,865	(37%)
EBITDA margin (% of net sales)	24.4%	32.7%

*EBITDA in 12M 2024 includes a $107 million loss from the provision for the ongoing litigation related to the acquisition of a participation in Usiminas. If this charge was not included EBITDA would have amounted to $3,159 million, or 25.2% of sales.

Our sales in 2024 amounted to $12.5 billion with a decrease of 16% compared to 2023, primarily reflecting a decline in market prices for our tubular products used in onshore drilling applications in the Americas, lower drilling activity in Mexico and Colombia, lower shipments for pipeline projects in Argentina and lower sales of mechanical pipes in Europe. On the other hand, sales in the Middle East reached a record level as Saudi Aramco replenished OCTG stocks and increased gas drilling activity. EBITDA and margins also declined to $3.1 billion, being further affected by a $107 million loss from a provision for the ongoing litigation related to the acquisition of a participation in Usiminas. Net income amounted to $2.1 billion, or 17% of net sales, and was affected by a reduction of $43 million from our participation in Ternium related to the same case.

Cash flow provided by operating activities amounted to $2.9 billion during 2024. This was used to fund capital expenditures of $694 million, with the remainder distributed to shareholders through dividend payments of $758 million and share buybacks for $1,440 million in the year. We maintained a net cash position of $3.6 billion at the end of December 2024.

Change of Chief Financial Officer

Effective as of May 2, 2025, Mr. Carlos Gomez Alzaga will assume the position of Chief Financial Officer, replacing Ms. Alicia Mondolo, who will retire from this role.

Mr. Gomez Alzaga, who has more than 20 years of experience in Administration and Finance at Tenaris, previously served as Regional CFO for Mexico and Central America, and Economic and Financial Planning Director, among other positions, and currently holds the position of Regional CFO for Argentina and South America.

Ms. Mondolo will continue to serve as senior advisor to our Chairman and CEO.

Paolo Rocca and the Board of Tenaris would like to express their gratitude and appreciation for Alicia´s contribution as CFO of Tenaris and her 41 years of service within the Techint Group.

Market Background and Outlook

Oil prices remain relatively stable (as they have done over the past two years) with OPEC+ maintaining their voluntary production cuts in the face of limited global demand growth. European and US natural gas prices have, however, risen as relatively cold winter weather and the cutoff of Russian supply have led to a rapid drawdown in inventories.

These prices and the continuing balance between oil and gas demand and supply should continue to support overall investment in oil and gas drilling activity, as well as OCTG demand, at current levels, albeit with some regional nuances.

In North America, consolidation among major operators and drilling efficiencies led to a drop in US drilling activity last year, which has now stabilized, while OCTG consumption per rig has been increasing. In Latin America, drilling activity is increasing in Argentina, as investment in pipeline and LNG infrastructure investment for the Vaca Muerta shale moves forward, while, in Mexico, it has been affected by financial constraints on Pemex. In the Middle East, some reduction in oil drilling has taken place in Saudi Arabia while gas drilling has risen, and, in Abu Dhabi, oil drilling is increasing.

OCTG reference prices in North America, which fell steadily for two years until the second half of 2024, have so far recovered by 9% from their August low and could rise further following the US government’s announced reset of Section 232 tariffs on all imports of steel products without exception.

In this environment, we expect our sales and EBITDA (excluding extraordinary effects) in the first quarter to be in line with the previous one before rising moderately in the second quarter. Beyond that, likely changes in US tariffs and their possible ramifications on trade flows will introduce a new dynamic with a high level of uncertainty for costs and prices to our results.

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in April 2025, the board of directors intends to propose, for approval of the annual general shareholders’ meeting to be held on May 6, 2025, the payment of a dividend per share of $0.83 (in an aggregate amount of approximately $0.9 billion), which would include the interim dividend per share of $0.27 (approximately $0.3 billion) paid in November 2024. If the annual dividend is approved by the shareholders, a dividend of $0.56 per share ($1.12 per ADS), or approximately $0.6 billion, will be paid according to the following timetable:

•	Payment date: May 21, 2025
•	Record date: May 20, 2025
•	Ex-dividend for securities listed in Europe and Mexico: May 19, 2025
•	Ex-dividend for securities listed in the United States: May 20, 2025

Analysis of 2024 Fourth Quarter Results

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	4Q 2024	3Q 2024		4Q 2023
Seamless	748	746	0%	760	(2%)
Welded	164	191	(14%)	246	(33%)
Total	913	937	(3%)	1,006	(9%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	4Q 2024	3Q 2024		4Q 2023
(Net sales - $ million)
North America	1,131	1,273	(11%)	1,501	(25%)
South America	595	484	23%	590	1%
Europe	341	280	22%	302	13%
Asia Pacific, Middle East and Africa	629	754	(17%)	805	(22%)
Total net sales ($ million)	2,695	2,790	(3%)	3,198	(16%)
Services performed on third party tubes ($ million)	93	97	(4%)	34	176%
Operating income ($ million)	533	527	1%	780	(32%)
Operating margin (% of sales)	19.8%	18.9%		24.4%

Net sales of tubular products and services decreased 3% sequentially and 16% year on year. Sequentially volumes sold decreased 3% while average selling prices decreased less than 1% as a favorable product mix offset price declines in North America. Sequentially, in North America sales declined due to lower prices throughout the region and lower activity in Mexico. In South America sales increased as higher sales in Brazil with shipments to the Raia pipeline and a recovery of OCTG offset lower sales for pipelines and the industrial market in Argentina. In Europe sales increased due to shipments to the Sakarya offshore line pipe project and higher sales of OCTG in Turkey. In Asia Pacific, Middle East and Africa sales declined due to lower sales in Saudi Arabia upon completion of inventory replenishment program and lower activity, partially offset by an increase in sales to the UAE.

Operating results from tubular products and services amounted to a gain of $533 million in the fourth quarter of 2024 compared to a gain of $527 million in the previous quarter and a gain of $780 million in the fourth quarter of 2023. This quarter’s operating income includes a $67 million gain from the partial reversal of a provision for the ongoing litigation related to the acquisition of a participation in Usiminas. Excluding this gain Tubes operating income would have amounted to $467 million (17.3% of sales) in the fourth quarter, a 12% sequential reduction following the decline in sales and margins. Margins declined due to the decline in prices and a more costly product mix.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	4Q 2024	3Q 2024		4Q 2023
Net sales ($ million)	150	125	20%	217	(31%)
Operating income ($ million)	25	10	156%	39	(36%)
Operating margin (% of sales)	16.8%	7.9%		18.1%

Net sales of other products and services increased 20% sequentially and decreased 31% year on year. Sequentially, sales increased mainly due to higher sales of oil services in Argentina and coiled tubing.

Selling, general and administrative expenses, or SG&A, amounted to $446 million, or 15.7% of net sales, in the fourth quarter of 2024, compared to $454 million, 15.6% in the previous quarter and $471 million, 13.8% in the fourth quarter of 2023. Sequentially, the decline in SG&A is mainly due to lower shipment costs due to a reduction in volumes shipped.

Other operating results amounted to a net gain of $81 million in the fourth quarter of 2024, compared to a gain of $11 million in the previous quarter and a $5 million loss in the fourth quarter of 2023. The fourth quarter of 2024 includes a $67 million gain from the partial reversal of a provision for the ongoing litigation related to the acquisition of a participation in Usiminas.

Financial results amounted to a gain of $48 million in the fourth quarter of 2024, compared to a gain of $48 million in the previous quarter and a gain of $93 million in the fourth quarter of 2023. Financial result of the quarter is mainly attributable to a $42 million net finance income from the net return of our portfolio investments.

Equity in earnings of non-consolidated companies generated a gain of $35 million in the fourth quarter of 2024, compared to a gain of $8 million in the previous quarter and a gain of $57 million in the fourth quarter of 2023. These results are mainly derived from our participation in Ternium (NYSE:TX). During the fourth quarter of 2024 the result from Ternium´s investment includes a $43 million gain from the partial reversal of a provision for the ongoing litigation related to the acquisition of a participation in Usiminas.

Income tax charge amounted to $123 million in the fourth quarter of 2024, compared to $134 million in the previous quarter and $177 million in the fourth quarter of 2023.

Cash Flow and Liquidity of 2024 Fourth Quarter

Net cash generated by operating activities during the fourth quarter of 2024 was $492 million, compared to $552 million in the previous quarter and $0.8 billion in the fourth quarter of 2023. During the fourth quarter of 2024 cash generated by operating activities includes a net working capital increase of $37 million.

With capital expenditures of $182 million, our free cash flow amounted to $310 million during the quarter. Following a dividend payment of $299 million and share buybacks of $454 million in the quarter, our net cash position amounted to $3.6 billion at December 31, 2024.

Analysis of 2024 Annual Results

The following table shows our net sales by business segment for the periods indicated below:

Net sales ($ million)	12M 2024		12M 2023		Increase/(Decrease)
Tubes	11,907	95%	14,185	95%	(16%)
Others	617	5%	684	5%	(10%)
Total	12,524		14,869		(16%)

Tubes

The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	12M 2024	12M 2023	Increase/(Decrease)
Seamless	3,077	3,189	(4%)
Welded	852	953	(11%)
Total	3,928	4,141	(5%)

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	12M 2024	12M 2023	Increase/(Decrease)
(Net sales - $ million)
North America	5,432	7,572	(28%)
South America	2,294	3,067	(25%)
Europe	1,143	1,055	8%
Asia Pacific, Middle East and Africa	3,038	2,491	22%
Total net sales ($ million)	11,907	14,185	(16%)
Services performed on third party tubes ($ million)	484	165	193%
Operating income ($ million)	2,305	4,183	(45%)
Operating margin (% of sales)	19.4%	29.5%

Net sales of tubular products and services decreased 16% to $11,907 million in 2024, compared to $14,185 million in 2023 due to a 5% decrease in volumes and a 12% decrease in average selling prices, primarily reflecting a decline in market prices for our tubular products used in onshore drilling applications in the Americas, lower drilling activity in Mexico and Colombia, lower shipments for pipeline projects in Argentina and lower sales of mechanical pipes in Europe. On the other hand, sales in the Middle East reached a record level as Saudi Aramco replenished OCTG stocks and increased gas drilling activity.

Operating results from tubular products and services amounted to a gain of $2,305 million in 2024 compared to a gain of $4,183 million in 2023. The decline in operating results is mainly due to the decline in average selling prices and the corresponding impact on sales and margins. Additionally, in 2024 our Tubes operating income includes a charge of $107 million from the provision for the ongoing litigation related to the acquisition of a participation in Usiminas, included in other operating expenses.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Others	12M 2024	12M 2023	Increase/(Decrease)
Net sales ($ million)	617	684	(10%)
Operating income ($ million)	113	133	(15%)
Operating margin (% of sales)	18.4%	19.5%

Net sales of other products and services decreased 10% to $617 million in 2024, compared to $684 million in 2023.

Operating results from other products and services amounted to a gain of $113 million in 2024, compared to a gain of $133 million in 2023.

Selling, general and administrative expenses, or SG&A, amounted to $1,905 million in 2024, representing 15.2% of sales, and $1,919 million in 2023, representing 12.9% of sales. SG&A expenses increased as a percentage of sales due to the 16% decline in revenues, mainly due to lower Tubes average selling prices and an increase of fixed costs.

Other operating results amounted to a loss of $65 million in 2024, compared to a gain of $36 million in 2023. In 2024 we recorded a $107 million loss from provision for the ongoing litigation related to the acquisition of a participation in Usiminas. In 2023 other operating income includes a non-recurring gain of $33 million corresponding to the transfer of the awards related to the Company’s Venezuelan nationalized assets.

Financial results amounted to a gain of $129 million in 2024, compared to a gain of $221 million in 2023. While net finance income increased due to a higher net financial position, net foreign exchange results decreased significantly in respect to the previous year.

Equity in earnings of non-consolidated companies generated a gain of $9 million in 2024, compared to a gain of $95 million in 2023. These results were mainly derived from our equity investment in Ternium (NYSE:TX) and in 2024 were negatively affected by a $43 million loss from the provision for the ongoing litigation related to the acquisition of a participation in Usiminas on our Ternium investment.

Income tax amounted to a charge of $480 million in 2024, compared to $675 million in 2023. The lower income tax charge mainly reflects the reduction in results at several subsidiaries.

Cash Flow and Liquidity of 2024

Net cash provided by operating activities in 2024 amounted to $2.9 billion (including a reduction in working capital of $287 million), compared to cash provided by operations of $4.4 billion (including a reduction in working capital of $182 million) in 2023.

Capital expenditures amounted to $694 million in 2024, compared to $619 million in 2023. Free cash flow amounted to $2.2 billion in 2024, compared to $3.8 billion in 2023.

Following dividend payments of $758 million and share buybacks of $1.4 billion during 2024, our net cash position amounted to $3.6 billion at December 31, 2024.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on February 20, 2025, at 08:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions.

To listen to the conference please join through one of the following options:

ir.tenaris.com/events-and-presentations or

https://edge.media-server.com/mmc/p/p836i5mj

If you wish to participate in the Q&A session please register at the following link:

https://register.vevent.com/register/BIb7ae4609ff564d95a338d90813a3c8cc

Please connect 10 minutes before the scheduled start time.

A replay of the conference call will also be available on our webpage at: ir.tenaris.com/events-and-presentations

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2024	2023	2024	2023

Net sales	2,845,226	3,414,930	12,523,934	14,868,860
Cost of sales	(1,922,263)	(2,120,591)	(8,135,489)	(8,668,915)
Gross profit	922,963	1,294,339	4,388,445	6,199,945
Selling, general and administrative expenses	(445,988)	(470,542)	(1,904,828)	(1,919,307)
Other operating income	18,483	1,468	60,650	53,043
Other operating expenses	62,919	(6,302)	(125,418)	(17,273)
Operating income	558,377	818,963	2,418,849	4,316,408
Finance income	51,331	63,621	242,319	213,474
Finance cost	(8,928)	(19,759)	(61,212)	(106,862)
Other financial results	5,777	49,249	(52,051)	114,365
Income before equity in earnings of non-consolidated companies and income tax	606,557	912,074	2,547,905	4,537,385
Equity in earnings of non-consolidated companies	35,283	56,859	8,548	95,404
Income before income tax	641,840	968,933	2,556,453	4,632,789
Income tax	(122,709)	176,848	(479,680)	(674,956)
Income for the period	519,131	1,145,781	2,076,773	3,957,833

Attributable to:
Shareholders' equity	516,213	1,129,098	2,036,445	3,918,065
Non-controlling interests	2,918	16,683	40,328	39,768
	519,131	1,145,781	2,076,773	3,957,833

Consolidated Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At December 31, 2024		At December 31, 2023

ASSETS
Non-current assets
Property, plant and equipment, net	6,121,471		6,078,179
Intangible assets, net	1,357,749		1,377,110
Right-of-use assets, net	148,868		132,138
Investments in non-consolidated companies	1,543,657		1,608,804
Other investments	1,005,300		405,631
Deferred tax assets	831,298		789,615
Receivables, net	205,602	11,213,945	185,959	10,577,436
Current assets
Inventories, net	3,709,942		3,921,097
Receivables and prepayments, net	179,614		181,368
Current tax assets	332,621		256,401
Contract assets	50,757		47,451
Trade receivables, net	1,907,507		2,480,889
Derivative financial instruments	7,484		9,801
Other investments	2,372,999		1,969,631
Cash and cash equivalents	675,256	9,236,180	1,637,821	10,504,459
Total assets		20,450,125		21,081,895
EQUITY
Shareholders' equity		16,593,257		16,842,972
Non-controlling interests		220,578		187,465
Total equity		16,813,835		17,030,437
LIABILITIES
Non-current liabilities
Borrowings	11,399		48,304
Lease liabilities	100,436		96,598
Derivative financial instruments	-		255
Deferred tax liabilities	503,941		631,605
Other liabilities	301,751		271,268
Provisions	82,106	999,633	101,453	1,149,483
Current liabilities
Borrowings	425,999		535,133
Lease liabilities	44,490		37,835
Derivative financial instruments	8,300		10,895
Current tax liabilities	366,292		488,277
Other liabilities	585,775		422,645
Provisions	119,344		35,959
Customer advances	206,196		263,664
Trade payables	880,261	2,636,657	1,107,567	2,901,975
Total liabilities		3,636,290		4,051,458
Total equity and liabilities		20,450,125		21,081,895

Consolidated Statement of Cash Flows

	Three-month period ended December 31,		Twelve-month period ended December 31,
(all amounts in thousands of U.S. dollars)	2024	2023	2024	2023

Cash flows from operating activities
Income for the period	519,131	1,145,781	2,076,773	3,957,833
Adjustments for:
Depreciation and amortization	167,781	156,347	632,854	548,510
Bargain purchase gain	-	-	(2,211)	(3,162)
Income tax accruals less payments	(160)	(277,559)	(222,510)	(143,391)
Equity in earnings of non-consolidated companies	(35,283)	(56,859)	(8,548)	(95,404)
Interest accruals less payments, net	7,246	(8,554)	(1,067)	(53,480)
Provision for the ongoing litigation related to the acquisition of participation in Usiminas	(87,975)	-	89,371	-
Changes in provisions	(19,808)	(651)	(25,155)	21,284
Reclassification of currency translation adjustment reserve	-	(878)	-	(878)
Changes in working capital	(36,604)	(65,697)	286,917	182,428
Others, including net foreign exchange differences	(22,100)	(56,195)	39,794	(18,667)
Net cash provided by operating activities	492,228	835,735	2,866,218	4,395,073

Cash flows from investing activities
Capital expenditures	(181,870)	(166,820)	(693,956)	(619,445)
Changes in advance to suppliers of property, plant and equipment	5,092	834	(10,391)	1,736
Acquisition of subsidiaries, net of cash acquired	-	(161,238)	31,446	(265,657)
Other investments at fair value	-	(1,126)	-	(1,126)
Additions to associated companies	-	-	-	(22,661)
Loan to joint ventures	(1,414)	(1,092)	(5,551)	(3,754)
Proceeds from disposal of property, plant and equipment and intangible assets	9,646	3,858	28,963	12,881
Dividends received from non-consolidated companies	20,674	25,268	73,810	68,781
Changes in investments in securities	458,407	740,153	(821,478)	(1,857,272)
Net cash provided by (used in) investing activities	310,535	439,837	(1,397,157)	(2,686,517)

Cash flows from financing activities
Dividends paid	(299,230)	(235,128)	(757,786)	(636,511)
Dividends paid to non-controlling interest in subsidiaries	-	-	(5,862)	(18,967)
Changes in non-controlling interests	28	-	1,143	3,772
Acquisition of treasury shares	(454,462)	(213,739)	(1,439,589)	(213,739)
Payments of lease liabilities	(17,248)	(15,524)	(68,574)	(51,492)
Proceeds from borrowings	344,222	365,455	1,870,666	1,723,677
Repayments of borrowings	(382,656)	(406,774)	(1,999,427)	(1,931,747)
Net cash used in financing activities	(809,346)	(505,711)	(2,399,429)	(1,125,007)

(Decrease) increase in cash and cash equivalents	(6,583)	769,861	(930,368)	583,549

Movement in cash and cash equivalents
At the beginning of the year	681,306	864,012	1,616,597	1,091,433
Effect of exchange rate changes	(13,925)	(17,276)	(25,431)	(58,385)
(Decrease) increase in cash and cash equivalents	(6,583)	769,861	(930,368)	583,549
At December 31,	660,798	1,616,597	660,798	1,616,597

Exhibit I – Alternative performance measures

Alternative performance measures should be considered in addition to, not as substitute for or superior to, other measures of financial performance prepared in accordance with IFRS.

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are recurring non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA = Net income for the period + Income tax charges +/- Equity in Earnings (losses) of non-consolidated companies +/- Financial results + Depreciation and amortization +/- Impairment charges/(reversals).

EBITDA is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2024	2023	2024	2023
Income for the period	519,131	1,145,781	2,076,773	3,957,833
Income tax charge / (credit)	122,709	(176,848)	479,680	674,956
Equity in earnings of non-consolidated companies	(35,283)	(56,859)	(8,548)	(95,404)
Financial results	(48,180)	(93,111)	(129,056)	(220,977)
Depreciation and amortization	167,781	156,347	632,854	548,510
EBITDA	726,158	975,310	3,051,703	4,864,918

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

Free cash flow is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,		Twelve-month period ended December 31,
	2024	2023	2024	2023
Net cash provided by operating activities	492,228	835,735	2,866,218	4,395,073
Capital expenditures	(181,870)	(166,820)	(693,956)	(619,445)
Free cash flow	310,358	668,915	2,172,262	3,775,628

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash = Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments - Borrowings (Current and Non-Current).

Net cash/debt is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	At December 31,
	2024	2023
Cash and cash equivalents	675,256	1,637,821
Other current investments	2,372,999	1,969,631
Non-current investments	998,251	398,220
Current borrowings	(425,999)	(535,133)
Non-current borrowings	(11,399)	(48,304)
Net cash / (debt)	3,609,108	3,422,235

Operating working capital days

Operating working capital is the difference between the main operating components of current assets and current liabilities. Operating working capital is a measure of a company’s operational efficiency, and short-term financial health.

Operating working capital days is calculated in the following manner:

Operating working capital days = [(Inventories + Trade receivables – Trade payables – Customer advances) / Annualized quarterly sales ] x 365.

Operating working capital days is a non-IFRS alternative performance measure.

(all amounts in thousands of U.S. dollars)	Three-month period ended December 31,
	2024	2023
Inventories	3,709,942	3,921,097
Trade receivables	1,907,507	2,480,889
Customer advances	(206,196)	(263,664)
Trade payables	(880,261)	(1,107,567)
Operating working capital	4,530,992	5,030,755
Annualized quarterly sales	11,380,904	13,659,720
Operating working capital	145	134